Filed by Golub Capital Investment Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Golub Capital Investment Corporation
Commission File No. 814-01128

On May 13, 2019, Golub Capital Investment Corporation (“GCIC”) filed a current report on Form 8-K that contained a presentation discussing GCIC's financial results for the quarter ended March 31, 2019. The presentation contained information regarding Golub Capital BDC, Inc.'s ("GBDC") proposed acquisition of GCIC. The following is an excerpt from the presentation discussing GBDC's proposed acquisition of GCIC.

GCIC/GBDC Merger

We remain excited about the pending merger with Golub Capital BDC, Inc. ("GBDC") and believe it is an attractive path forward for GCIC for several reasons:

Premium to Net Asset Value	– Based on GBDC's closing stock price as of November 26, 2018[1], the fixed exchange ratio reflects an attractive 7.05% premium to GCIC's March 31, 2019 NAV per share
Value Creation From GBDC NAV Per Share Accretion	– Potential for value creation if post-merger GBDC continues to trade at a premium to book value comparable to or higher than its 3-year average[2]
Potential for Dividend Increase	– GBDC's Board intends to increase the quarterly dividend to $0.33 per share post-merger, provided that it reserves the right to revisit this intention if market conditions or GBDC's prospects meaningfully change
Increased Scale and Liquidity	– GBDC would be the 4th largest externally managed, publicly traded BDC by assets[3] – Larger BDCs generally have greater liquidity
Merger With a Known, Diversified Portfolio of Assets	– The combined company's portfolio is expected to look very similar to GCIC's standalone portfolio given the significant overlap of both companies' investments
Greater Access to Long-Term, Low-Cost, Flexible Debt Capital	– The increased scale of the combined company may enable better access to securitization markets, future debt facility consolidation and potential cost reductions
Potential for Operational Synergies	– Combined company is expected to realize annual synergies of approximately $0.9 million
More Favorable Incentive Fee Structure	– GBDC's income incentive fee hurdle rate of 8% per annum exceeds GCIC's hurdle rate of 6% per annum[4]

1. The last trading day before the execution of the merger agreement between GCIC and GBDC.
2. As of March 31, 2019.
3. Based on a pro forma merger using balance sheet assets at fair value as of March 31, 2019 for GBDC and GCIC and the most recently available data for other externally managed, publicly traded BDCs.
4. Closing of the merger is conditioned on approval by GBDC stockholders of certain other changes to the investment advisory agreement with GC Advisors.

GOLUB CAPITAL

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Forward-Looking Statements
This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GCIC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GCIC and GBDC (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GCIC and GBDC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GCIC and a prospectus of GBDC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GCIC AND GBDC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GCIC, GBDC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GCIC and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GCIC and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GCIC and GBDC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.